Exhibit (a) (40)
April 19, 2007 — Q1 2007 results and update on strategic road map Speech by Inga Beale, Paolo De Martin and Benjamin Gentsch
Good morning and welcome to Converium’s presentation on the results of the first quarter of 2007 and a progress report on our strategic map to future value creation. We are presenting our results earlier than planned due to the hostile approach we received from SCOR. Converium’s Board of Directors and management continue to be unanimous in their rejection of the offer. And we are delighted to present to you today another excellent set of figures as well as an update on how we are successfully proceeding with our strategic road map.
Before going into the presentation I have to point out to you an important disclaimer. Many of our statements made in today’s conference call may be forward looking in nature. As you know, actual results could differ materially from projections, estimates or expectations voiced during today’s call.
Let’s move straight on to slide 3, today’s agenda. First, I will present and comment on our first quarter financial results. Second, on the basis of these results, Benjamin Gentsch, Paolo De Martin, and I will provide you with an update on the four key pillars of our strategic road map. And finally, I will further elaborate on our Board’s response to SCOR’s hostile offer and why we feel that today’s news add further weight to our rejection of SCOR.
Slide 4 summarizes the highlights of what was a very successful first quarter. Income from continuing operations more than tripled to USD 151 million as we continue to see a robust underlying underwriting profitability. In addition, we benefited from the release of a tax allowance of USD 85 million. The release is based on our upgrade to A-, another quarter of strong earnings supporting the two year track record of recent profitability and Converium’s future earnings capacity. In short, it reflects our recovery. Excluding the tax one-off, income from continuing operations came in at USD 66 million.
Reflecting the quality of our book of business, the first quarter’s normalized combined ratio was 97.8%.
We are also very pleased that an independent actuarial study has confirmed the adequacy of our prior-year loss reserves, which, as you know, have shown a stable and favourable development for the last two years.
On the back of our strong net income shareholders’ equity has increased by 8.5% to USD 2 billion, further boosting our financial strength. Accordingly, book value per share is up by CHF 1.31 to CHF 16.70.
On slide 5 you find an overview of the quarter’s key figures. Gross premiums written came in at USD 712 million, up by 10%. This increase primarily reflects new property business in Europe and the Middle East. Income for continuing operations tripled to

USD 151 million, including the impact of a tax allowance release. Excluding this one-off, income from continuing operations grew by 32% to USD 66 million, an excellent result for a quarter which saw significant catastrophe losses from winter storm Kyrill. For Converium, Kyrill resulted in claims of USD 45 million. This is reflected in the first quarter’s non-life combined ratio of 104.3% with 11.8 percentage points accounted for by Kyrill. The administration expense ratio remained stable at 5%. Return on equity, excluding the tax one-off, was 14.2% compared with 12.1% a year ago. We are very pleased with this RoE performance which does not yet reflect any of the announced capital management measures. This bodes well for achieving our medium-term RoE target of 14%.
Let’s move to slide 6 which shows the solid performance of each one of our business segments.
The Standard P&C segment posted a growth of Gross Premiums Written by 25% to USD 426 million, mainly driven by new property business in certain European markets and the Middle East. Segment income declined to USD 25 million, reflective of Kyrill. This translates into a combined ratio of 104.6%.
Our specialty lines segment recorded a reduced volume of gross premiums written at USD 154 million. This decline largely reflects Converium’s decision to scale back its aviation business as pricing in this line of business has declined. Segment income doubled to USD 42 million, driven by both improved technical and investment results. The combined ratio remained virtually unchanged compared with last year.
And finally, our Life & Health segment. Gross premiums written increased by almost 24% as we successfully established new relationships and increased our shares in existing ones. First quarter segment income grew even faster at 38% and came in at USD 10 million.
Slide 7 provides more detail on our normalized non-life combined ratio. Let’s start with the non-adjusted value of 104.3% for the first quarter. As mentioned before, storm Kyrill account for 11.8 percentage points. You need to then add back our quarterly cat benefit of USD 15 million as well as the positive impact of USD 5 million from prior-year developments. This yields a normalized combined ratio of 97.8% which we think is a strong result.
Let’s proceed with slide 8. It shows a pattern which is familiar to you by now: A continuing trend of positive prior-year developments on the technical result, for two full years now, quarter after quarter. In line with this pattern, an independent actuarial reserve study on our non-life book supports the adequacy of our USD 5.5 billion of net loss reserves as at the end of 2006.
Slide 9 illustrates the strong growth of our equity base recorded in the first quarter. Shareholders’ funds have grown by more than USD 150 million to USD 2 billion. This increase reflects our net income, with other smaller effects offsetting each other. Accordingly, the book value per Converium share is up by CHF 1.31 to CHF 16.70.

Let’s us now provide you with an update on our strategic roadmap which we first presented to you on February 28.
Slide 11 gives an overview of the four main value drivers that many of you are familiar with now and that we will go into in more detail on the following pages. As you know, we are committed to achieving a sustainable RoE of 14% by 2009. On the underwriting side we are aiming at a premium volume of around USD 3 billion by 2009 at a non-life combined ratio of 96%. Our initiatives in operational excellence are expected to result in savings on corporate centre costs of USD 20 million. In asset management, we target an improved book yield of 5%. And, finally, in capital management, we focus on optimizing our capital structure by proposing to return USD 300 million in equity and to increase hybrid debt by USD 500 million.
We think that in the first quarter this year we have made significant progress in our pursuit of this road map and we’re going to go into more detail now. First my colleague Benjamin Gentsch, Head of Specially Lines and Life & Health, will elaborate on the underwriting part and then, our CFO, Paolo De Martin, will talk to operational excellence, asset management and capital management. So over to you, Beni.
Thank you, Inga. On slide 12 we summarize the highlights of our April renewals. The outcome is a major success for Converium. We managed to grow our open-market business by 35% to USD 142 million. In addition to the open-market business, we agreed on the pricing for the medical malpractice insurance policies for the members of the Medical Defence Union (MDU) in the UK with whom Converium has a longstanding strategic alliance. Business from this key relationship is expected to reach USD 198 million in 2007. This brings the total of renewed business to USD 340 million, an increase of 25% compared with last year’s April renewals.
I think the most important conclusion from these numbers is that, with the A- rating, we have regained business and established new relationships as promised. Our Standard P&C segment grew by 21% due to a dynamic expansion, especially of property business, in the emerging markets of Asia, Latin America and the Middle East. As you know these regions are a core pillar of our strategic map. Please also note that in some markets, e.g. in Japan, we did not deploy all our available capacity as the pricing trend weakened.
In Specialty Lines, we even recorded growth of 70%, with triple-digit increases in Agribusiness and Credit & Surety. The strong growth in the agribusiness line of business is a result of our success in further expanding an innovative insurance program in the Brazilian market targeted at local farmers and landowners. The program was launched in fall 2006 together with Alianca do Brasil, the insurance unit of Banco do Brasil and a leading player in the fast growing Brazilian insurance market. The program has now been extended to the winter crop.
Our Marine & Energy business grew by 59%, largely reflective of our successful re-entering of treaty client relationships in Japan which were terminated after the 2004 downgrades. The strong growth in Specialty Lines enhances the quality and composition of our overall portfolio. It also bodes well for our stated objective to restore Converium as a leading global specialty reinsurer.
On the basis of these results we confidently reiterate our target to achieve a total premium volume of USD 2.2 billion for 2007. With that I hand over to Paolo who will address the other parts of our road map.
Thank you, Beni. Let me start with our major objective of operational excellence and some comments on our administration expenses. Corporate Centre costs have, obviously, been affected by our defence measures against the hostile bid from SCOR. Excluding this non-recurring item, the normalised level of USD 12 million is perfectly in line with our full-year target of USD 48 million.
The administration expense ratio, which excludes the Corporate Centre, came in at 5.0% in the first quarter, even slightly better than projected for the full year.
Medium-term we expect further significant improvements from a major SAP project we just launched. This is set to boost both cost-efficiency and effectiveness of our operations. Effective early 2009, our IT platform will be radically simplified. This will allow for a streamlining of operations throughout the organization. In addition, we expect qualitative improvements, for example regarding data quality and, ultimately, customer service.
Moving on now to page 14. As we indicated in our road map presentation in February, we aim to achieve a higher yield on the investment portfolio by realigning our assets to our strategic asset allocation. Today, we are very pleased to report great progress in this regard. We have recently agreed with a consortium of seven major banks on the terms and conditions of a new unsecured USD 1.5bn Letter of Credit facility, replacing our previous secured facility of USD 1.5bn. The change from secured to unsecured will free up USD 1bn of pledge assets. By redeploying the pledged assets we expect to improve investment yield, making a first step towards completing the asset management goals outlined in the Company’s road map. The new facility costs 28bps and has a duration of three years with an option to extend the period by another two years. We consider these terms as very attractive. The new, like the old facility has a change of control clause. This means that, in case of a change of control, all outstanding LOCs under the new facility have to be fully secured, and banks have a 30 day time period to consider whether to cancel their pro rata commitment or to further support the facility.
On the right side of this slide we would like to explain how we intend to improve our investment yield: As I said, the change from secured to unsecured will free up pledge assets. These pledge assets are currently invested in Low-yielding government bonds and cash assets. We plan to align these assets with our strategic asset allocation by investing them into higher yielding asset classes. The 1bn assets will be invested in Corporate Bonds, Agency Debentures, MBS, CMBS and ABS. This will have a positive impact on the current yield of this asset of 140bp or USD 13m, an expected improvement from 3.7% to 5.1% by 2008.

Let’s move to slide 15 and our capital management initiatives. As previously announced, we are planning to issue USD 500 in new hybrid debt. We will use USD 200 to pre-finance outstanding expensive debt and USD 300 million to fund the proposed par value reduction. Subject to our Annual General Meeting’s approval we will take down par value per share from CHF 5 to CHF 2.5. This payout to our shareholders comes on top of the regular proposed dividend of CHF 0.2.
As you see from the bars below we currently hold more than 90% of our capital in pure equity. After the upgrade, we are now committed to using the leeway we have to restructure our capital base. On a pro-forma basis, including the impact of the hybrid issue and par value reduction, we would show a 77:23 equity/hybrid ratio which promises higher returns to our shareholders.
Let’s now move to page 16. Based on our excellent first quarter financial performance and significant progress in pursuing our strategic road map we give a positive outlook for 2007.
On the back of our successful January and April renewals we expect gross premiums written to reach at least USD 2.2 billion, at a normalised non-life combined ratio of 98.5% or better. Corporate Center expenses, excluding extraordinary defence costs, are projected at USD 48 million. Invested assets are expected at around USD 6.0 to 6.2 billion, offering some upside. Our tax rate is projected at 14-16% for the remaining quarters of the year and the return on equity (excluding the impact of the tax allowance) is expected to come in at around 11%, with a potential upside. With that, back to you Inga.
Thanks, Paolo. This leads to page 17 and the final section of today’s presentation: a reiteration of our Board’s rejection of SCOR’s hostile offer.
Let’s move straight on to slide 18 which summarizes the reasons for our Board’s recommendation to reject SCOR’s offer.
We continue to believe that the offer does not fully value Converium’s strategic potential and gives shareholders no credit for the significant growth in book value per share in the first quarter of 2007. In addition, it exposes Converium’s shareholders to a potential material downside of the SCOR stock, the main acquisition currency, due to the significant risks of an unsolicited combination.
We believe that, on a standalone basis, Converium has the potential to deliver more dynamic, sustainable and profitable growth on the back of a stronger balance sheet, whilst avoiding the major business, integration and execution risks presented by SCOR’s approach.
In addition, the offer unfairly excludes an important part of Converium’s shareholder base, our US investors who hold more than 22% of Converium’s outstanding shares. We recently announced to take legal action against this approach, an approach which we consider to be a violation of the equal treatment principles under both Swiss and US law.
And finally, we believe that the proposed combination would run contrary to what Converium considers state-of-the-art in corporate governance, e.g. a clear separation of the Chairman’s and CEO’s roles.
Let’s move to slide 19 outlining why we think to have better prospects standalone than with SCOR.
As demonstrated by the April renewals Converium offers significant potential for profitable growth. We expect growth of 17% p.a. from 2007 to 2009. This compares with a mere 7% anticipated by SCOR for the combined entity.
Converium also believes it can offer more attractive profitability prospects than SCOR. We have outlined to you in detail how to reach a sustainable return on equity of 14% by 2009. This compares with our estimate of SCOR’s medium-term pro-forma return on equity of only 11%.
Converium’s Standard & Poor’s capital adequacy ratio is expected to remain in excess of 150%, even after the proposed USD 300 million par value reduction. In contrast to that, as per SCOR’s disclosure, the combined entity would barely reach S&P’s requirements for an A- rating at year end 2007. This would leave it vulnerable to any severe catastrophic losses in the second half of 2007.
Moving to slide 20, we summarize the main risks we believe to be associated with SCOR’s hostile approach. In our view, premium income of up to USD 800 million could be at stake if they succeed. This potential loss reflects the discontinuation of joint ventures, business attrition and the impact of the departure of key personnel.
Due to a possible exodus of senior managers, underwriters and experts, the intellectual capital of the combined group could be severely weakened. This is a major risk in an industry which heavily relies on human assets.
Further, based on SCOR’s own estimates, the capital strength of a combined entity would be weaker than Converium’s on a standalone basis. This poses significant risks to the combined group’s financial strength rating in case of major catastrophic events.
Finally, SCOR’s case is built on substantial expected synergies arising from a combination. These synergies may not materialise in a hostile environment.
Let me wrap up today’s presentation and move to slide 22.

We are convinced that with us shareholders will score more. We believe that our 1st quarter results, combined with excellent April renewal results, convincingly underpin Converium’s stand-alone strategic plan. As outlined in today’s presentation the Converium team is delivering across all areas of our road map.
We therefore urge our shareholders to reject SCOR’s hostile offer, support our proposed capital management measures and enable our company to score more.
On slide 23 you see an example from our recent advertising campaign in response to SCOR, outlining why we believe we offer a better deal to our shareholders: A remarkable turnaround story, a strong capital base, widely acknowledged intellectual skills and a mental and organizational agility which promises a competitive edge over bigger players.
Ladies and Gentlemen, that concludes today’s presentation and we’re now ready to take your questions. Some of you will also get an opportunity to meet with us as we embark on a short roadshow for the rest of this week in Zurich and London. I will be joined by Paolo De Martin, our CFO, Benjamin Gentsch, our underwriting leader for Specialty and Life & Health, and Markus Krall, our Chief Risk Officer. So thank you for listening this morning to our crisp and concise presentation, and please go ahead with your questions.